Exhibit 99.17

Collective Mining Drills 271.30 Metres at 3.35 g/t Gold Equivalent from Surface and Expands the Dimensions of the High-Grade Shallow Zone of the Apollo Porphyry System to the West

•	Hole APC-43, cut the longest continuous interval drilled to date of high-grade copper-silver-gold mineralization beginning at surface from Pad 7 at the Apollo system with results as follows:

•	271.30 metres @ 3.35 g/t gold equivalent (consisting of 2.37 g/t gold, 23 g/t silver and 0.42% copper) in drill hole APC-43 including:

o	19.30 metres @ 4.28 g/t gold equivalent from surface in oxides, and

o	32.30 metres @ 4.65 g/t gold equivalent from 19.30 metres downhole, and

o	42.05 metres @ 5.29 g/t gold equivalent from 214.7 metres downhole.

•	As a result, the hole has extended the vertical dimension of the system in the southernmost part of the deposit to 270 metres (an increase of 100 metres).

•	Step out drill hole APC-40 also intercepted high-grade copper-silver-gold mineralization beginning from surface as follows:

•	169.25 metres @ 2.81 g/t gold equivalent (consisting of 1.93 g/t gold, 19 g/t silver and 0.38% copper) in drill hole APC-40 including:

o	16.75 metres @ 3.37 g/t gold equivalent from surface in oxides, and

o	11.95 metres @ 9.57 g/t gold equivalent from 18.25 metres downhole, and

o	44.85 metres @ 3.99 g/t gold equivalent from 87.85 metres downhole.

•	APC-40 successfully extended the strike length of the shallow mineralization to the west of the previously known mineralization envelope and as a result has expanded the maximum known area of shallow mineralization to 150 metres X 130 metres (previously 130m X 130m).

•	The grade tenor and continuity of the intersections in APC-40 and APC-43 reflect an increased understanding of the dip and geometry of the southernmost, high-grade portion of the Apollo system. The surface dimensions of the shallow mineralization remain open for further expansion with drill holes from newly completed Pad 9 and Pad 10 now underway.

•	Five additional holes have been completed from Pad 6 and Pad 7 with assay results expected in the near term. APC-44 is the longest hole drilled to date as part of the shallow drilling program and cut more than 425 metres of continuous visual mineralization beginning at surface. APC-41 and APC-42 were shorter holes designed to test the contact between the breccia and the quartz diorite porphyry with very intense late-stage porphyry veining observed in APC-42. Assay results are expected in the near term.

•	The Company has commenced a long step out drill hole of up to 1,000 metres to the northwest from Pad 6. Presently, the hole (APC-49) is cutting mineralization, which began at surface, to its current depth of 783 metres.

Ari Sussman, Executive Chairman commented: “The latest assay results continue to demonstrate that the Apollo system has world-class grades for an outcropping bulk tonnage porphyry system. With a strong treasury now in hand due to the recently closed financing, the Company will aggressively look to expand the Apollo system with step out deep drill holes like APC-49 currently underway and by testing satellite targets within the Apollo area. More details on the revised and expanded drilling plan for the remainder of 2023 will be provided shortly.”

Toronto, Ontario, April 11, 2023 - Collective Mining Ltd. (TSXV: CNL, OTCQX: CNLMF) (“Collective” or the “Company”) is pleased to announce assay results from an additional two drill holes completed from Pad 7. Drilling at Apollo in 2023 has been focused on discovering and defining shallow, high-grade mineralization below surface outcrops. With additional financing in place, the Company has expanded the aim of the program to include long step out holes. The Apollo porphyry deposit is a high-grade, bulk tonnage copper-silver-gold system, which owes its excellent metal endowment to an older copper-silver and gold porphyry system being overprinted by younger precious metal rich, carbonate base metal vein systems (intermediate sulphidation porphyry veins) within a magmatic, hydrothermal inter-mineral breccia body currently measuring 395 metres x 385 metres x 915 metres and open for expansion.

Details (See Table 1 and Figures 1-5)

The Phase II drilling program of 2023 is advancing on schedule with eleven holes completed and a further five holes in the lab awaiting assay results. Since the discovery of the Apollo porphyry system was announced in June 2022, a total of 42 drill holes (approximately 18,000 metres) have been completed and assayed. Assay results and geological observations for APC-40 and APC-43 are summarized below.

APC-40 was drilled to the southwest from Pad 7 to a maximum downhole depth of 214.55 metres and was targeted to intersect the contact zone between the mineralized breccia and the adjacent porphyry mineralization to the southwest. The hole intersected continuous and strong copper, silver and gold mineralization from surface bedrock to a depth of 169.25 metres (188 metres vertical due to topography) with the following assay results highlighted below:

•	169.25 metres @ 2.81 g/t gold equivalent (consisting of 1.93 g/t gold, 19 g/t silver and 0.38% copper) including:

o	16.75 metres @ 3.37 g/t gold equivalent from bedrock in oxides, and

o	11.95 metres @ 9.57 g/t gold equivalent from 18.25 metres, and

o	44.85 metres @ 3.99 g/t gold equivalent from 87.85 metres.

The mineralized interval starts from 1.5 metres depth with saprolite material followed by saprock and then continues with iron oxides and sulphides until a downhole depth of 18.25 metres. Below the oxide transition zone, the intercept passes into fresh rock consisting of quartz diorite breccia with a matrix of chalcopyrite (0.5% to 1.2%), pyrite (up to 1.5%) and 1% pyrrhotite. Higher-grade zones encountered from 18.25 metres and 87.85 metres downhole reflect zones with a higher percentage of sulphides plus quartz and carbonate in the matrix and reflect areas of higher permeability within the porphyry system.

APC-43 was drilled to the northwest from Pad 7 to a maximum downhole depth of 293 metres. The hole targeted the steeply dipping, southern high-grade zone as outlined by previous drilling from Pad 7 (Holes APC-36 and APC-38). The hole intersected continuous mineralization from surface outcrop to a downhole depth of 271.30 metres (282 metres vertical due to topography) with assay results as follows:

•	271.30 metres @ 3.35 g/t gold equivalent (consisting of 2.37 g/t gold, 23 g/t silver and 0.42% copper) including:

o	19.30 metres @ 4.28 g/t gold equivalent from surface in oxides, and

o	32.30 metres @ 4.65 g/t gold equivalent from 19.30 metres, and

o	16.90 metres @ 4.71 g/t gold equivalent from 127.80 metres, and

o	42.05 metres @ 5.29 g/t gold equivalent from 214.7 metres.

The mineralized interval starts from surface to 3.9 metres depth within saprolite material followed by an additional 8.1 metres of saprock with iron oxides to 12 metres before transitioning into a zone with an oxidized sulphide matrix. From 19.30 metres the intercept passes into fresh rock with a sulphide composition of 0.5% to 1.3% chalcopyrite, 1.8% pyrite and pyrrhotite (up to 1.3%). The higher-grade zones commencing at 19.30 metres and 214.70 metres downhole relate to zones with a higher percentage of sulphides plus quartz and carbonate in the matrix and reflect areas of higher permeability within the porphyry system.

The grade tenor and continuity of the intersections in APC-40 and APC-43 reflect an increased understanding of the dip and geometry of the southern, high grade portion of the Apollo porphyry as gained from previous initial drilling in this area (holes APC-36 and APC-38, see press release dated March 30, 2023 for further details). Outcropping mineralization in the south dips steeply to the northwest and APC-43 has extended the mineralization another 100 metres vertically in this direction. APC-40 has extended the known area of shallow mineralization laterally and now measures 150 metres X 130 metres (previously 130 metres X 130 metres).

Outcrop mapping and sampling in the south and central portions of the system has outlined a 150 metre-by-130 metre area of known surface mineralization, which is open in all directions. Pads 6 and 7 have been designed with the objective of understanding the styles and tenor of the shallow, high-grade mineralization from surface down to depths of up to 400 metres and Pad 6 is ideally situated for further step out holes to understand grade continuity at depth. In particular, short holes from Pad 6 (APC-41 and APC-42) have been targeted to intersect high grades at the contact zone between breccia and porphyry as previously announced in APC-29 which intersected 32 metres @ 10.48 g/t gold equivalent from a downhole depth of 112.10 metres below surface. (see press release dated January 31, 2023)

Deep drilling (APC-49) has recently commenced from Pad 6 with visuals highlighting continuous porphyry and breccia style mineralization from surface to its current depth of 783 metres. Drilling of APC-49 continues as of publication of this release and represents the longest mineralized intercept drilled to date into the Apollo system.

Five additional shallow drill holes have been completed from drill Pads 6 and 7 with fan drilling in various directions extending the outcropping mineralization to the west and northeast. Visual observations indicate continuous mineralization from surface over core lengths ranging from more than 80 metres to more than 425 metres. The Company presently has three diamond drill rigs operating at the Apollo project and additional assay results are expected in the near term.

Two new pads have recently been completed (Pad 9 and Pad 10) with drilling underway from both pads. The pad locations were chosen in order to provide more drilling options to test the potential for westerly and easterly extensions of the shallow portion of the Apollo system.

The Apollo target area, as defined to date by surface mapping, rock sampling and copper and molybdenum soil geochemistry, covers a 1,000 metres X 1,200 metres area and represents a large and unusually high-grade Cu-Ag-Au porphyry system. Mineralization styles include early-stage porphyry veins, inter-mineral breccia mineralization and multiple zones of porphyry related late stage, sheeted, carbonate-base metal veins with high gold and silver grades. The Apollo target area is still expanding as the Company’s geologists have found multiple additional outcrop areas with porphyry veining, breccia, and late stage, sheeted, carbonate base metal veins.

Table 1: Assays Results for APC-40 and APC-43

Hole #	From (m)	To (m)	Intercept Interval (m)	Au (g/t)	Ag (g/t)	Cu %	Mo %	AuEq (g/t)*	CuEq (%)*
APC-40	1.50	170.75	169.25	1.93	19	0.38	0.003	2.81	1.50
Incl**	1.50	18.25	16.75	2.90	16	0.18	0.002	3.37
	18.25	30.20	11.95	9.45	8	0.16	0.002	9.57
	87.85	132.70	44.85	2.58	30	0.61	0.005	3.99
APC-43	-	271.30	271.30	2.37	23	0.42	0.002	3.35	1.79
Incl**	-	19.30	19.30	4.02	6	0.16	0.002	4.28
	19.30	51.60	32.30	4.39	9	0.14	0.004	4.65
	127.80	144.70	16.90	4.02	17	0.32	0.002	4.71
	214.70	256.75	42.05	5.07	12	0.11	0.002	5.29

*	AuEq (g/t) is calculated as follows: (Au (g/t) x 0.97) + (Ag g/t x 0.016 x 0.88) + (Cu (%) x 1.87 x 0.90)+ (Mo (%)*11.43 x 0.85) and CuEq (%) is calculated as follows: (Cu (%) x 0.90) + (Au (g/t) x 0.51 x 0.97) + (Ag (g/t) x 0.009 x 0.88)+ (Mo(%)x 6.10 x 0.85) utilizing metal prices of Cu – US$4.10/lb, Ag – $24/oz Mo - US$25.00/lb and Au – US$1,500/oz and recovery rates of 97% for Au, 88% for Ag, 85% for Mo, and 90% for Cu. Recovery rate assumptions are speculative as limited metallurgical work has been completed to date. A 0.2 g/t AuEq cut-off grade was employed with no more than 15% internal dilution. True widths are unknown, and grades are uncut.

(**)	Zone of Oxidation

Figure 1: Plan View of the Apollo Porphyry System Highlighting Drill Holes APC-40 & APC-43

Figure 2: NW – SE Cross Section Highlighting APC-43 and APC-36

Figure 3: Plan View of the Guayabales Project Highlighting the Apollo Target Area

Figure 4: Core Photo Highlights from Drill Hole APC-40

Figure 5: Core Photo Highlights from Drill Hole APC-43

About Collective Mining Ltd.

To see our latest corporate presentation and related information, please visit www.collectivemining.com

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $2 billion in enterprise value, Collective Mining is a copper, silver, and gold exploration company with projects in Caldas, Colombia. The Company has options to acquire 100% interests in two projects located directly within an established mining camp with ten fully permitted and operating mines.

The Company’s flagship project, Guayabales, is anchored by the Apollo target, which hosts the large-scale, bulk-tonnage and high-grade copper-silver-gold Apollo porphyry system. The Company’s near-term objective is to drill the shallow portion of the porphyry system while continuing to expansion the overall dimensions of the system, which remains open in all directions.

Management, insiders and close family and friends own nearly 45% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on the TSXV under the trading symbol “CNL” and on the OTCQX under the trading symbol “CNLMF”.

Qualified Person (QP) and NI43-101 Disclosure

David J Reading is the designated Qualified Person for this news release within the meaning of National Instrument 43-101 (“NI 43-101”) and has reviewed and verified that the technical information contained herein is accurate and approves of the written disclosure of same. Mr. Reading has an MSc in Economic Geology and is a Fellow of the Institute of Materials, Minerals and Mining and of the Society of Economic Geology (SEG).

Technical Information

Rock and core samples have been prepared and analyzed at SGS laboratory facilities in Medellin, Colombia and Lima, Peru. Blanks, duplicates, and certified reference standards are inserted into the sample stream to monitor laboratory performance. Crush rejects and pulps are kept and stored in a secured storage facility for future assay verification. No capping has been applied to sample composites. The Company utilizes a rigorous, industry-standard QA/QC program.

Information Contact:

Follow Executive Chairman Ari Sussman (@Ariski) and Collective Mining (@CollectiveMini1) on Twitter

Investors and Media

Paul Begin, Chief Financial Officer

p.begin@collectivemining.com

+1 (416) 451-2727

FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking statements, including, but not limited to, statements about the drill programs, including timing of results, and Collective’s future and intentions. Wherever possible, words such as “may”, “will”, “should”, “could”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict” or “potential” or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. These statements reflect management’s current beliefs and are based on information currently available to management as at the date hereof.

Forward-looking statements involve significant risk, uncertainties, and assumptions. Many factors could cause actual results, performance, or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully, and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this news release are based upon what management believes to be reasonable assumptions, Collective cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this news release, and Collective assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this news release.

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